SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
JUL 2 4 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER


02046821

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2002 Commission File Number 1-8481

PE 7-1-02

PROCESSED
JUL 2 6 2002
THOMSON
FINANCIAL

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This report on Form 6-K is not incorporated by reference into the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Total Pages = 3

BCE
Bell Canada
Enterprises

News Release

For Immediate Release

BCE FILES BASE SHELF PROSPECTUS

Montréal (Québec), July 24, 2002 — BCE Inc. (TSX, NYSE: BCE) announced that it will file today a preliminary short form base shelf prospectus with all securities regulatory authorities throughout Canada and the Securities and Exchange Commission in the United States relating to the possible offer of common shares, preferred shares and debt securities, up to a total of Cdn $5 billion. The U.S. registration statement will cover only U.S. $3 billion out of the Cdn $5 billion, and the balance will not be registered and may not be offered or sold in the United States. These securities may be offered, from time to time, during the two-year period for which the short form base shelf prospectus remains valid.

The net proceeds that would result from this short form base shelf prospectus will be used to pay for a portion of the cost of the acquisition of the minority interest in Bell Canada held by SBC and for the general corporate purposes of BCE.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

— 30 —

For further information:
Nick Kaminaris
Communications
(514) 786-3908
Web site: www.bce.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: July 24, 2002